                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO.1)*



                            Sales Online Direct, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Common Stock of the Par Value of $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    794661108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Alan Richard Sachs, Esquire; West Road Corporate Center, Suite 227,
                 110 West Road, Towson, MD 21204; (410)847-9100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

-------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------                                                ------------------------------------
CUSIP NO. 794661108                                                                             PAGE   1   OF      PAGES
                                                                                                     -----    ----
------------------------------------------------                                                ------------------------------------

----------- --------------------------------------------------------------------------------------- --------------------------------
1
            NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marc L. Stengel
----------- --------------------------------------------------------------------------------------- --------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) / /
                                                                                                    (b) /X/(1)
----------- --------------------------------------------------------------------------------------- --------------------------------

(1) Marc L. Stengel ("Stengel"), the Reporting Person, is a party defendant in the case of SALES ONLINE DIRECT, INC. V. MARC STENGEL, ET AL., filed in the United States District Court for the District of Maryland, Civil Action No. WMN-00-1621 (the "Maryland Case"). In the Maryland Case, the plaintiff, Sales Online Direct, Inc. (the "Company"), filed a Complaint against Stengel in June 2000. The Company amended its Complaint on October 11, 2001, to add new parties as defendants and to make new allegations against Stengel and the other defendants (the "Amended Complaint"). The Amended Complaint alleged that Stengel made various misrepresentations of material fact upon which the Company relied in entering into various transactions with Stengel, as a result of which Stengel acquired Stengel's 12,925,119 shares of the common stock of the par value of $0.001 per share (the "Common Stock") of the Company. The Amended Complaint further alleged common law fraud, violations of the Maryland Securities Act, breach of contractual warranties, breach of employment contract and conversion of assets and personnel. The Company sought rescission under the fraud and securities act claims. In addition, the Company claimed damages ranging from $500,000 in compensatory damages to $50,000,000 in compensatory damages and $50,000,000 in punitive damages in the various damage counts of the Amended Complaint.

         Subsequent to filing the Amended Complaint, the Company filed a Motion for Preliminary Injunction in which the Company sought to enjoin Stengel from selling any of his shares of Common Stock of the Company. Stengel filed a Cross Motion for Injunctive Relief seeking an order directing the Company to immediately instruct the Company's agents to take all steps necessary to effectuate the sale of Stengel's shares of Common Stock of the Company pursuant to Rule 144 under the federal Securities Act of 1933 ("Rule 144") and to enjoin the Company from interfering with, or in any way preventing, future sales of shares of the Common Stock of the Company owned by Stengel under Rule 144.

         Stengel also filed a counterclaim (the "Counterclaim") against the Company alleging that the Company intentionally and unintentionally violated
Section 8-401 of the Maryland Uniform Commercial Code and violated Delaware law, 8 Del.C. Section 158; and including claims for trespass to chattels, intentional interference with prospective advantage and conversion. The Countercliam sought relief in the form of an order substantially similar to the order sought by Stengel in Stengel's Cross Motion for Injunctive Relief, compensatory damages of $500,000 and interest and costs for each violation and claim. The Counterclaim has been opposed by the Company and is pending and at issue.

         Stengel also filed a motion to dismiss (the "Motion to Dismiss") the fraud and Maryland Securities Act claims of the Amended Complaint on the ground that they failed to state claims upon which relief could be granted.

         After extensive evidentiary hearings, Judge William M. Nickerson by Order dated March 19, 2001, denied the Company's Motion for Preliminary Injunction and granted Stengel's Cross Motion by enjoining ". . .
[the Company], its officers, directors, shareholders, agents, servants and employees from blocking, preventing, or interfering with any sale of [Common] [S]tock [of the Company] by [Stengel] consistent with SEC Rule 144 during the pendency of this action . . .". By Memorandum opinion dated March 19, 2001, Judge Nickerson found, among other things, that Stengel and Stengel's aunt, Mrs. Hannah Kramer ("Kramer") were ". . . acting `in concert' in the disposition of their shares . . ." of the Common Stock of the Company. Despite such finding, Stengel denies that he was ever "acting in concert" with Kramer in the disposition of their respective shares of Common Stock of the Company. Although Stengel, a former officer and director of the Company, and Kramer, a former director of the Company, acquired their respective shares of Common Stock in the Company in the manner described in Item 3 of their original Schedule 13D filed with the SEC on March 8, 1999 (the "Original Schedule 13D"), which Item 3, insofar as it relates to Stengel, is incorporated by reference herein ("Original Item 3"), Stengel disclaims membership

                                                             (continued...)


----------- --------------------------------------------------------------------------------------- -------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------- -------------------------------
4           SOURCE OF FUNDS*     OO

----------- --------------------------------------------------------------------------------------- -------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
            2(e)                                                                                                        / /

----------- --------------------------------------------------------------------------------------- -------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION     UNITED STATES OF AMERICA

----------- --------------------------------------------------------------------------------------- -------------------------------

----------- --------------------------------------------------------------------------------------- -------------------------------
NUMBER OF                 7
                                   SOLE VOTING POWER
SHARES

BENEFICIALLY                                                                             12,250,119
                                   ------------------------------------------------------------------------------------------------
OWNED BY

EACH

REPORTING

PERSON

WITH
                          -------- ------------------------------------------------------------------------------------------------

                          -------- ------------------------------------------------------------------------------------------------
                          8        SHARED VOTING POWER
                                                                 -0-
                          -------- ------------------------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

                                                                          12,250,119
                          -------- ------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                                                                          -0-
------------------------- -------- ------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                  12,250,119
----------- ----------------------------------------------------------------------------------------------------------- -----------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                          / /
----------- ----------------------------------------------------------------------------------------------------------- -----------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                   21.6%(2)
----------- ----------------------------------------------------------------------------------------------------------- -----------

(...continued)
in any group with Kramer or in any group with any other person.

         Judge Nickerson's Order of March 19, 2001, also denied Stengel's Motion to Dismiss. Subsequently, Stengel answered the Amended Complaint, denying all material allegations thereof. The Court has set a trial date in December 2001.



(2) Assumes 56,626,655 shares of Common Stock of the Company are outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended March 31, 2001.


----------- -----------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


                 IN
----------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

            STATEMENT PURSUANT TO SCHEDULE 13D UNDER THE SECURITIES
                        EXCHANGE ACT OF 1934, AS AMENDED



ITEM 1. SECURITY AND ISSUER



         This statement on Schedule 13D relates to the shares of common stock of the par value of $0.001 per share (the "Common Stock") of Sales Online Direct, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 4 Brussels Street, Worcester, Massachusetts 01610, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended March 31, 2001.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Marc L. Stengel.
         (b)      3743 Birch Lane, Owings Mills, Maryland 21117.
         (c) Stengel is unemployed, but has rendered consulting services, from time-to-time to Silesky Marketing, Inc. ("Marketing"), a Maryland corporation all of the outstanding capital stock of which is owned of record and beneficially by Stengel's spouse. Marketing's principal business is marketing and public relations. Marketing's address is 110 Painters Mill Road, Suite 21, Owings Mills, Maryland 21117.
         (d)      No.
         (e)      No.
         (f)      United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and the amount of funds or other consideration used by Stengel in making Stengel's purchase of the Common Stock of the Company are as described in Original Item 3 and in the first two sentences of Item 4 and in Item 5 (a) of the Original Schedule 13D, that, insofar as such first two sentences of Item 4 and Item 5 (a) relate to Stengel, are incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION

         As a result of the "Share Exchange" (as defined in Original Item 3), Stengel acquired 12,925,119 shares of the Common Stock of the Company and was elected a director of the Company. The board of directors of the Company elected Stengel a vice-president of the Company. In or about May 2000, Stengel was removed as a vice president of the Company by

Gregory Rotman, the president and a director of the Company, and Stengel was removed as a director of the Company by vote of the stockholders at a special meeting held on September 19, 2000.

         On June 16, 2000, Stengel filed an action under 8 DEL.C. Section 225 against the Company and Gregory Rotman in the Court of Chancery of the State of Delaware in and for New Castle County, styled, MARC STENGEL V. GREGORY ROTMAN, ET AL., No. C.A. 18109 (the "Section 225 Delaware Case"). In the
Section 225 Delaware Case, Stengel sought a declaration that the actions taken by the stockholders of the Company to remove Stengel as a director of the Company and by Gregory Rotman to remove Stengel from all employment at the Company were illegal. Stengel also sought an order from the Court of Chancery directing the Company to pay Stengel's back pay from June 2000 to whenever Stengel was properly removed as an officer and director of the Company. By its opinion dated February 26, 2001, the Court held, among other things, that Stengel was properly removed as a director of the Company. In that opinion, the Court refused to order the Company to issue Stengel's back pay, even though the effect of the Court's ruling was that Stengel was not removed from office until September 19, 2001. Stengel filed an appeal to the Delaware Supreme Court on April 4, 2001, designated No. 151, 2001. Briefing on that appeal is ongoing.

         On October 24, 2000, Stengel filed an action against the Company in the Court of Chancery of the State of Delaware in and for New Castle County, styled, MARC STENGEL V. SALES ONLINE DIRECT, INC., No. C.A. 18448 (the "Delaware Advancement Case"). In the Delaware Advancement Case, Stengel sought an order directing the Company to advance Stengel's litigation expenses in the Section 225 Delaware Case, the Delaware Advancement Case and in the Maryland Case under the Company's bylaws. The Court of Chancery held a hearing on the issue on January 2, 2001, and ruled that Stengel was not entitled to advancement under the terms of the Company's bylaws. An appeal was filed by Stengel to the Delaware Supreme Court, No. 23, 2001. Briefing was completed, and oral argument was held on May 8, 2001. The parties are awaiting a decision from the Delaware Supreme Court.

         On April 26, 2001, Stengel obtained a written opinion of securities counsel to the substantial effect that Stengel is lawfully entitled to sell his shares of the Common Stock of the Company under Rule 144(k) in "brokers' transactions," within the meaning of Rule 144(g) (the "Opinion"). On April 26, 2001, Stengel tendered, among other things, the Opinion and Stengel's two stock certificates representing all of Stengel's 12,925,119 shares of the Common Stock of the Company to the Company's transfer agent to have the restrictive legends thereon removed to facilitate the sale of Stengel's shares of Common Stock of the Company under Rule 144(k) in "brokers' transactions," within the meaning of Rule 144(g) . On May 18, 2001, Stengel received from the Company's transfer agent, unlegended stock certificates representing all of Stengel's 12,925,119 shares of the Common Stock of the Company. Stengel presently plans to sell shares of the Common Stock of the Company to pay for Stengel's past, present and future legal fees and expenses in the Maryland Case, the Delaware Advancement Case and the Section 225 Delaware Case. Stengel also presently plans to sell shares of the Common Stock of the Company to pay for Stengel's past, present and future living expenses, and those of his immediate family, because of Stengel's continued unemployment. Stengel may at any time, or from time-to-time, reevaluate Stengel's plans for Stengel's shares of Common Stock of the Company based on such factors as, but not limited to, the decision of the Delaware Supreme Court in the Delaware Advancement Case and in the
Section 225 Delaware Case; the ongoing status of the Maryland Case; Stengel's state of employment; and the market for shares of the Common Stock of the Company.

         Except as set forth above in this Item 4, Stengel has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on May 29, 2001, Stengel beneficially owned 12,250,119 shares of the Common Stock of the Company, that represented as of the close of business on May 29, 2001, 21.6% of the issued and outstanding Common Stock of the Company, based on the 56,626,655 shares of Common Stock outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended March 31, 2001.
         (b) Stengel has sole power to vote and sole power to dispose of all shares of Common Stock of the Company beneficially owned by Stengel.
         (c) A description of all transactions in the Common Stock of the Company that were effected by Stengel during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, is set forth on Schedule A attached hereto and incorporated by reference herein.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Stengel's shares of Common Stock of the Company.
         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except for Stengel's plans to sell shares of Stengel's Common Stock of the Company to pay for Stengel's past, present and future legal fees and expenses incurred in the Maryland Case, the Delaware Advancement Case and the
Section 225 Delaware Case, as described in Item 4, above, Stengel has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.    DESCRIPTION
    1          Memorandum opinion of Judge William M. Nickerson dated March 19,
               2001, in the Maryland Case.
    2          Order of Judge William M. Nickerson dated March 19, 2001, in the
               Maryland Case.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 30, 2001                 By: /s/ MARC L. STENGEL
                                        ----------------------------------





                                              Marc L. Stengel

                                   SCHEDULE A

    Schedule of Transactions in the Shares of Common Stock of the Company

                                                             No. of           Price Per
           Name                       Date                 Shares Sold         Share(1)
--------------------------- --------------------------- ----------------- ------------------
Common Stock                     May 21, 2001                  5,000         $0.090
                                                              13,500          0.085
                                                              10,000          0.075
                                                              11,500          0.065
                                                              21,000          0.056
                                                              30,000          0.055
                                                               5,000          0.051
                                                              43,000          0.050
                                                               5,000          0.520
                                                               6,000          0.053
Common Stock                     May 22, 2001                104,000         $0.060
                                                              10,000          0.055
                                                              16,000          0.065
Common Stock                     May 23, 2001                 75,000         $0.060
                                                              10,000          0.065
                                                              15,000          0.055
Common Stock                     May 24, 2001                 25,000         $0.050
                                                              35,000          0.051
                                                              31,000          0.055
                                                               9,000          0.048
Common Stock                     May 25, 2001                 15,000         $0.048
                                                               5,000          0.050
                                                               4,000          0.051
                                                               5,000          0.053
                                                              16,000          0.054

                                       10


                                                             No. of           Price Per
           Name                       Date                 Shares Sold         Share(1)
--------------------------- --------------------------- ----------------- ------------------
                                                              39,000          0.055
                                                               1,000          0.060
Common Stock                     May 29, 2001                 19,000          0.035
                                                              11,000          0.037
                                                              45,000          0.040
                                                              24,000          0.041
                                                               1,000          0.045
                                                              10,000          0.048

---------------------------
(1) Does not include any brokerage commissions.




                                       11